FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of December 2010.

NKSJ Holdings, Inc.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

1.	[English Translation]

Change of Stock Transfer Agent

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NKSJ Holdings, Inc.
Date: December 17, 2010
	By:	/S/ HIROHISA KURUMIDA
Hirohisa Kurumida
Manager of Corporate Legal Department

[English Translation]

December 17, 2010

Corporate Name:	NKSJ Holdings, Inc.
Representatives:	Makoto Hyodo, Chairman and Co-CEO
Masatoshi Sato, President and Co-CEO
Securities Code:	8630, TSE, OSE

Change of Stock Transfer Agent

NKSJ Holdings’ stock transfer agent, Daiko Clearing Services Corporation, intends to transfer its stock transfer agent operations to Mitsubishi UFJ Trust and Banking Corporation as part of a planned spinoff.

As a result, NKSJ Holdings’ stock transfer agent details will change to those shown below as of Saturday, January 1, 2011. NKSJ Holdings is issuing this notification in accordance with Article 11 of its Articles of Incorporation.

Please note that the stock transfer agent will be closed for business from Saturday, January 1 through Monday, January 3, 2011, and will therefore effectively assume its role from Tuesday, January 4, 2011.

Stock transfer agent	Mitsubishi UFJ Trust and Banking Corporation 1-4-5 Marunouchi, Chiyoda-ku, Tokyo

Location where stock transfer agent provides services	Corporate Agency Division Mitsubishi UFJ Trust and Banking Corporation 1-4-5 Marunouchi, Chiyoda-ku, Tokyo

Mailing address and telephone number for inquiries	Corporate Agency Division Mitsubishi UFJ Trust and Banking Corporation 7-10-11 Higashisuna, Koto-ku, Tokyo 137-8081 Ph: 0120-232-711 (toll-free from within Japan)

[*	Please note that NKSJ Holdings will amend Article 2 (Stock Transfer Agent) of its Share Administration Regulations on January 1, 2011.]

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the NKSJ Holdings, Inc. (“NKSJ”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of NKSJ in light of the information currently available to NKSJ, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of NKSJ, as the case may be, to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. NKSJ does not undertake or will not undertake any obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by NKSJ in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below. The risks, uncertainties and other factors are also referred to in our domestic Quarterly Securities Reports.

(1) Effects of deterioration of economic and business conditions in Japan

(2) Risk of intensification of competition in the property and casualty insurance business

(3) Changes to laws, regulations, and systems

(4) Natural catastrophe risks related to insurance products

(5) Occurrence of losses exceeding projection

(6) Reinsurance risk

(7) Effects of declining stock price

(8) Effects of fluctuation in interest rate

(9) Credit risk

(10) Effects of fluctuation in foreign exchange rate

(11) Liquidity risk

(12) Life insurance business risks

(13) Overseas business risk

(14) Non-insurance business risk

(15) Credit rating downgrade

(16) Business interruption risk in case of natural disasters, etc.

(17) Information security risk

(18) Reputational risk

(19) System integration risk

(20) Risk of failure to adequately realize business integration synergies

(21) Risks related to merger of life insurance subsidiaries

(22) Other risks